Ecopetrol Announces a New Appointment in Senior Management

Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC) (“Ecopetrol” or the "Company") announces that the following permanent appointment has been made as part of the implementation of the new organizational structure announced on June 6, 2024:

Juan Carlos Hurtado Parra as Vice President of the Upstream segment, who has been in charge of this department since June 15 and assumes the position permanently as of today, October 1. Juan Carlos is an electrical engineer from the Industrial University of Santander, a specialist in Project Evaluation and Development from the University of Rosario, and holds a Master of Business Administration in International Oil and Gas Degree from the University of Dundee. He has 27 years of experience in the sector, including an extensive career at Ecopetrol and executive positions at the International Gas Transporter (TGI). As Vice President of the Upstream segment, he is responsible for contributing to the increase in the Company’s reserves, continuing the decarbonization of operations, strengthening the gas portfolio, and driving the traditional business to ensure energy security and support the transition.

The Ecopetrol Group wishes him much success in this role.

Bogota D.C., October 1, 2024

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Ecopetrol is the largest company in Colombia and one of the main integrated energy companies in the American continent, with more than 19,000 employees. In Colombia, it is responsible for more than 60% of the hydrocarbon production of most transportation, logistics, and hydrocarbon refining systems, and it holds leading positions in the petrochemicals and gas distribution segments. With the acquisition of 51.4% of ISA’s shares, the company participates in energy transmission, the management of real-time systems (XM), and the Barranquilla - Cartagena coastal highway concession. At the international level, Ecopetrol has a stake in strategic basins in the American continent, with Drilling and Exploration operations in the United States (Permian basin and the Gulf of Mexico), Brazil, and, through ISA and its subsidiaries, Ecopetrol holds leading positions in the power transmission business in Brazil, Chile, Peru, and Bolivia, road concessions in Chile, and the telecommunications sector.

For more information, please contact:

Head of Capital Markets (a)

Lina María Contreras Mora

Email: investors@ecopetrol.com.co

Head of Corporate Communications

Marcela Ulloa

Email: marcela.ulloa@ecopetrol.com.co